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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ---------------

                                SCHEDULE TO
                               (Rule 14D-100)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   Of the Securities Exchange Act of 1934
                             (Amendment No. 3)
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                       GAYLORD CONTAINER CORPORATION
                     (Name of Subject Company (Issuer))


                   TEMPLE-INLAND ACQUISITION CORPORATION
                  an indirect, wholly-owned subsidiary of
                             TEMPLE-INLAND INC.
                    (Names of Filing Persons (Offerors))


              Class A Common Stock, par value $.0001 per share
       (Including the Associated Rights to Purchase Preferred Stock)
                       (Title of Class of Securities)


                                 368145108
                   (CUSIP Number of Class of Securities)

                          M. Richard Warner, Esq.
                             Temple-Inland Inc.
                           303 South Temple Drive
                              Diboll, TX 75941
                               (936) 829-5511
          (Name, Address and Telephone Number of Person Authorized
   To Receive Notices and Communications on Behalf of the Filing Persons)

                                  Copy to:

                         Stephen W. Hamilton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                         1440 New York Avenue, N.W.
                           Washington, D.C. 20005
                               (202) 371-7000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|     third-party tender offer subject to Rule 14d-1.

     |_|     issuer tender offer subject to Rule 13e-4.

     |_|     going-private transaction subject to Rule 13e-3.

     |_|     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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         This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 22, 2002 (as amended, the "Schedule TO") by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Temple-Inland Inc., a Delaware corporation ("Parent"), relating to the offer to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.17 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2002 (as amended and supplemented, the "Offer to Purchase"), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1), and in the related Letter of Transmittal (as amended and supplemented, the "Letter of Transmittal," a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(2), which, together with the Offer to Purchase, collectively constitute the "Offer"). The Offer is made pursuant to an Agreement and Plan of Merger, dated as of January 21, 2002 (the "Merger Agreement"), among the Parent, the Purchaser and the Company, which contemplates the merger (the "Merger") of the Purchaser with and into the Company. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase.

Item 1.    Summary Term Sheet,

Item 4.    Terms of the Transaction, and

Item 11.   Additional Information.

         Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to add the following thereto:

         On February 13, 2002, Parent, the Purchaser, Trustees and the Company filed papers in opposition to the Motion for a Temporary Restraining Order filed by the plaintiffs on February 6, 2002. On February 15, 2002, plaintiffs filed reply papers in support of their Motion for a Temporary Restraining Order. On that same date, at a hearing on the Motion for a Temporary Restraining Order, the court heard arguments from the parties to the Litigation but delayed ruling on the motion until February 19, 2002.


SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TEMPLE-INLAND INC.


                                          By:   /s/ M. Richard Warner
                                               -------------------------------
                                               Name:   M. Richard Warner
                                               Title:  Vice President and Chief
                                                       Administrative Officer

                                          TEMPLE-INLAND ACQUISITION CORPORATION


                                          By:   /s/ M. Richard Warner
                                               -------------------------------
                                               Name:   M. Richard Warner
                                               Title:  Vice President and Chief
                                                       Administrative Officer



Date: February 19, 2002